082-03116

GREAT QUEST
METALS LTD.

[redacted]

March 28, 2008

08001658

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

SEC
Mail Processing
Section
APR 03 2008
Washington, DC
102

Dear Sirs:

RE: Great Quest Metals Ltd. (the "Company")
Notice of 2008 Annual General Meeting & Record Date

In accordance with National Instrument 54-101, please be advised of the following information:

Meeting Type:	Annual General Meeting with NOBO List
Date & Time:	June 5, 2008 at 2:00 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC
Beneficial Ownership Determination Date:	April 25, 2008
Proxy Voting Cut-off Date and Time:	June 3, 2008
Proxy Material Available Date:	April 29, 2008
Class of Securities entitled to receive Notice to Vote	Common

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

dlw 4/3

END